Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

May 10, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES INCREASE IN ITS LANDROSE, SASKATCHEWAN PROPERTY HOLDINGS

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) is pleased to announce that it has completed a property swap with a major Canadian oil producer resulting in the Company acquiring a 50% working interest in petroleum and natural gas rights, including one standing cased well, on 240 acres located in the Landrose area of Saskatchewan, located approximately 16 kilometres east of Lloydminster, Alberta in exchange for its 50% working interest on 320 acres (160 net acres) of undeveloped land located in the Golden Lake area of west central Saskatchewan..

The Company expects to re-complete the newly acquired standing cased well on the Landrose property in the next ten days after seasonal road bans are lifted. In addition, the Company has identified six (6) low risk drill locations on the newly acquired Landrose properties, of which the Company expects to include at least three (3) additional drilling locations to be incorporated into its recently announced 2011 drilling program. The Company has achieved a 100% success rate to date, with both Phase 1-2 drill programs at Landrose, Saskatchewan. Phase 3 drilling is expected to commence in Q2 shortly after all permitting has been completed.

The Company now holds 880 gross acres (410 net acres) in the Landrose area on which there are 5 gross (2.25 net) producing wells and 1 (0.5 net) well to be reactivated in the coming weeks. The Company expects to have 7 gross (3.25 net) wells producing on the Landrose property by month end, which includes the proposed completion of the standing cased well on the newly acquired property. All Landose wells have targeted and are producing from the Mclaren, Waseca or Sparky formations.

The Company has implemented a responsible growth strategy, which includes the acquisition of low risk drilling locations, the continual acquisition of additional oil and gas assets located in the provinces of Alberta and Saskatchewan. A $2.5 million dollar capital budget has been approved for 2011, of which $2.1 million is budgeted for drilling, completing and equipping an estimated 10-12 wells (5- 6 net to the Company). The 2011 drilling season is expected to start shortly after road bans are lifted.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company is a junior heavy oil producer that is focusing on growing its production base and maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent property acquisitions have resulted in the Company having a production base and a working interest partner experienced in heavy oil exploration and production. This strategy has enabled the Company to pursue its expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to enable the Company to continue to increase its production in the oil and gas sector.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131 Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes the Company’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The Company cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.